Exhibit 12.1

RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended December 31,				Period Ended December 31,
	2013		2012	2011	2010*

Fixed charges (1)	$1,126,204		$277,328	$96,223	$5,186

Preferred stock dividends (2)	—		—	—	—

Combined fixed charges and preferred stock dividends	1,126,204		$277,328	$96,223	$5,186

Net income (loss)	(698,006)		534,343	(1,190,214)	(30,154)

Earnings (6)	$428,198		$811,671	$(1,093,991)	$(24,968)

Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	2.93	— (4)	— (5)

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.
(3)	For this period, earnings were less than fixed charges therefore the ratio coverage was less than 1:1. The Company would have needed additional earnings of $698,006 to achieve a coverage ratio of 1:1.
(4)	For this period, earnings were less than fixed charges therefore the ratio coverage was less than 1:1. The Company would have needed additional earnings of $1,190,214 to achieve a coverage ratio of 1:1.
(5)	For this period, earnings were less than fixed charges therefore the ratio coverage was less than 1:1. The Company would have needed additional earnings of $30,154 to achieve a coverage ratio of 1:1.
(6)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).
*	For the period from November 24, 2010 (commencement of operations) to December 31, 2010.